245 Summer Street

Fidelity® Investments

Boston, MA 02210

February 10, 2020

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Summer Street Trust (the trust): File Nos. 002-58542 and 811-02737

Fidelity Disruptive Automation Fund

Fidelity Disruptive Communications Fund

Fidelity Disruptive Finance Fund

Fidelity Disruptive Medicine Fund

Fidelity Disruptive Technology Fund

Fidelity Global Disruptors Fund

Fidelity Agricultural Productivity Fund

Fidelity Water Sustainability Fund (the fund(s))

Post-Effective Amendment No. 177

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 177 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves as a post-effective amendment relating to each of Fidelity Disruptive Automation Fund, Fidelity Disruptive Communications Fund, Fidelity Disruptive Finance Fund, Fidelity Disruptive Medicine Fund, Fidelity Disruptive Technology Fund, Fidelity Global Disruptors Fund, Fidelity Agricultural Productivity Fund, and Fidelity Water Sustainability Fund.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of April 10, 2020.  We request your comments by March 11, 2020.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Legal Product Group